EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Canada's Business News Network

Discussing the Company's Performance & Exciting Growth in 2016

WALL, N.J., Sept. 14, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's largest independent school transportation provider, announced today that its Chairman and CEO Denis Gallagher is scheduled to appear tomorrow on Business News Network's The Street with host Paul Bagnell and guest co-host Patrick Horan, Principal of Agilith Capital. Mr. Gallagher's segment will be at 7:30 AM EDT where he will discuss STI's fiscal year 2015 performance which beat analysts' expectations.

"This is a great opportunity to tell our story about how we have had consistent financial results for the last ten years, including this past fiscal year," stated Mr. Gallagher. "Kids are back in school and our year has already gotten off to a great start. The drop in global fuel prices is producing significant savings. We lowered debt and are increasing revenues per bus while reducing costs with new systems and on-board technologies. Tomorrow we are paying our 128th consecutive monthly dividend and the Board just approved the dividend for the next quarter once again. While these are volatile times in the financial markets, now is an exciting time for us and a tremendous time to buy STB."

The Street is a fast-paced look at overnight developments and breaking business news affecting today's financial markets. The program offers viewers the latest company developments, economic reports and information from Europe and North America.

The interview will be archived and can be viewed on the Business News Network website as well as STI's website at www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720
         dcoupe@ridesta.com